Consent of Independent Registered Public Accounting Firm

The Board of Directors

Keryx Biopharmaceuticals, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-3 filed on August 2, 2013 of our report dated March 12, 2013, with respect to the consolidated balance sheet of Keryx Biopharmaceuticals, Inc. and Subsidiaries, as of December 31, 2012, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for the three years ended December 31, 2012, which report expresses an unqualified opinion, appearing in the Annual Report on Form 10-K of Keryx Biopharmaceuticals, Inc. for the three years ended December 31, 2012. We also hereby consent to the reference to our firm under the heading “Experts” in this registration statement.

/s/ UHY LLP

New York, New York
August 2, 2013